

November 3, 2011

Via Email
Mr. Robert McEwen
Chief Executive Officer
US Gold Corporation
Suite 4750, Brookfield Place
Bay Wellington Tower
181 Bay Street, P.O. Box 792
Toronto, Ontario, Canada M5J 2T3

> **Re: US Gold Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 7, 2011**
> **File No. 001-33190**

Dear Mr. McEwen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

The Arrangement, page 62

Background of the Arrangement, page 62

1.   Please expand your description of the consideration that the special committee gave to the Los Azules litigation. For instance, in the third paragraph on page 64, you disclose that the special committee instructed counsel to review additional items in respect of the litigation. Please provide a fuller description of the special committee's concerns in this regard and its instructions to counsel. Similarly, on page 66, in the disclosures for September 12th, 16th and 19th, and on page 67 in the disclosure for September 22nd, please provide more detail about the special committee's discussion of the litigation, especially its evaluation of the risks posed by the litigation and its discussions of how to address those risks. The foregoing references are intended to provide you with examples of ways

in which your disclosure could be expanded in response to this comment; they are not intended to be exhaustive.

Formal Valuation and Fairness Opinion of Special Committee's Financial Advisor, page 73

2.   Please expand your description of the consideration that Raymond James gave to the Los Azules litigation. In this regard, we note your disclosure on page 64 that Dr. Baker reported to the other members of the special committee that Raymond James would "take into account the litigation information into their financial analysis of the proposed transaction," and your disclosure on pages 78 and 79 that Raymond James considered the litigation in connection with its performance of the noted analyses. For example, in the NAV Approach analysis, please describe the "additional adjustments" Raymond James made "to reflect the risks associated with the current litigation." Similarly, in the analysis for each of the Comparable Trading and the Comparable Transaction Approaches, clarify whether the potential outcomes analyzed included a complete loss of ownership of the assets at risk in the litigation. The foregoing references are intended to provide you with examples of ways in which your disclosure could be expanded in response to this comment; they are not intended to be exhaustive.

Consent of Raymond James, page 81

3.   We note the statement on page 81 that, in providing its consent, Raymond James does not "intend that any person other than the Special Committee shall be entitled to rely upon [its] Valuation and Opinion." Please remove this statement. Alternatively, please disclose the basis for Raymond James's belief that shareholders cannot rely upon the opinion to support any claims against Raymond James arising under applicable state law (e.g., the inclusion of an express disclaimer in Raymond James's engagement letter). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Raymond James would have no effect on the rights and responsibilities of Raymond James, the Special Committee or the board of directors under the federal securities laws.

The Arrangement Agreement, page 85

4.   We note your statement in the second paragraph on page 85 that "Representations, Warranties and Covenants in the Arrangement Agreement Are Not Intended to Be *Relied* Upon as Public Disclosures" (emphasis added) and your statement in the fourth paragraph on the same page that "[f]or the foregoing reasons, the representations, warranties and covenants or any descriptions of them should not be . . . *relied* upon as characterizations of the actual state of facts or conditions of US Gold, Minera Andes or

any of their respective subsidiaries or affiliates" (emphasis added). Please note that disclosure regarding an agreement's representations, warranties or covenants in a proxy statement (whether through incorporation by reference or direct inclusion) constitutes a disclosure to investors, on which they are entitled to rely. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use these statements in your proxy statement, please revise them to remove any implication that the arrangement agreement does not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreement and will update such disclosure as required by federal securities laws.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jay Williamson at (202) 551-3393 or Dietrich King at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich King for

John Reynolds
Assistant Director

cc: Ami Galani, Esq.